

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

<u>Via facsimile</u>
Mr. Paul J. Wyckoff
Accounting Manager
Cemtrex, Inc.
19 Engineers Lane
Farmingdale, NY 11735

> **Re:** **Cemtrex Inc ("Cemtrex")**
> **Form 10-Q for the Quarterly Period Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 000-53238**

Dear Mr. Wyckoff,

We received your letters dated June 24, 2014 and July 1, 2014, which were in response to staff comments, requesting that this Division's staff waive the requirements under Rule 8-04 and 8-05 of Regulation S-X to present financial statements of The ROB Group, which was acquired on October 31, 2013.

We have evaluated the facts and circumstances described in your letters and do not believe they provide a sufficient basis to grant your request. The acquisition is significant under Rule 8-04 based on all three tests in Rule 1-02(w) at the 50% level, and you should provide the audited annual financial statements and unaudited financial statements of any subsequent interim periods required by Rule 8-04 at the time of the acquisition. You are also required to provide pro forma statements of operations, which reflect your acquisition of The ROB Group.

Your letter dated July 1, 2014 cited that an audit was not possible while The ROB Group was in insolvency proceedings. However, you indicated that The ROB Group is no longer in insolvency proceedings.

Until you are able to comply with Rules 8-04 and 8-05 of Regulation S-X, we encourage you to file the information about the acquisition that you are able to obtain and conclude is materially correct in order to help investors assess the impact this transaction will have on your future operations. Note that this information would not represent compliance with Rule 8-04 of Regulation S-X.

Until you are able to comply with Rules 8-04 and 8-05 of Regulation S-X, please understand that we will not declare effective registration statements under the Securities Act of 1933 and post-effective amendments. Also, if you are unable to file the financial

Mr. Paul J. Wyckoff
Cemtrex Inc
July 15, 2014
Page 2

statements required by Form 8-K within the automatic extension period, we will not consider the filing to have been made timely for purposes of Form S-3.

In addition, Cemtrex would not be able to make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until Cemtrex files the required financial statements. This restriction would not apply to:
(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b) dividend or interest reinvestment plans;
(c) employee benefit plans;
(d) transactions involving secondary offerings; or
(e) sales of securities under Rule 144.

Once Cemtrex has filed audited financial statements that include the post-acquisition results of operation of the The Rob Group acquisition for at least one year, we would consider a request to accept audited financial statements for a period of time less than that required by Rule 8-04 of Regulation S-X. At a minimum, we would expect audited pre- and post-acquisition financial statements for the The Rob Group acquisition, without a break in audited periods, to equal the periods required by Rule 8-04 of Regulation S-X.

The position described above is based solely on the information included in your letters, which are summarized above. If you have any question concerning this letter, please call me at (202) 551-3688.

Sincerely,

/s/ Ryan Milne

Ryan Milne
Associate Chief Accountant